EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,
	2013	2012
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$183	$80
Income tax expense	104	18
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Borrowed funds	9	9
Long-term debt	167	154
Others	16	12
One third of rents, net of income from subleases	9	8
Total fixed charges, excluding interest on deposits	201	183
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	488	281
Ratio of earnings to fixed charges	2.43	1.54
Total preferred stock dividend factor(1)	$25	$25
Fixed charges, including the preferred stock dividend factor	$226	$208
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.16	1.35
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$201	$183
Add: Interest on deposits	43	76
Total fixed charges, including interest on deposits	$244	$259
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$488	$281
Add: Interest on deposits	43	76
Total	$531	$357
Ratio of earnings to fixed charges	2.18	1.38
Fixed charges, including the preferred stock dividend factor	$226	$208
Add: Interest on deposits	43	76
Fixed charges, including the preferred stock dividend factor and interest on deposits	$269	$284
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.97	1.26

(1)	Preferred stock dividends grossed up to their pretax equivalents.